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As filed with the Securities and Exchange Commission on October 30, 2003

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

THE IMMUNE RESPONSE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0255679 (I.R.S. Employer Identification No.)
5931 Darwin Court, Carlsbad, California 92008 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John N. Bonfiglio, Ph.D.
Chief Executive Officer
The Immune Response Corporation
5931 Darwin Court
Carlsbad, California 92008
(760) 431-7080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas E. Sparks, Jr. Pillsbury Winthrop LLP 50 Fremont Street San Francisco, California 94105 (415) 983-1000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective as determined by the selling security holders.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.0025 par value(3)	13,833,814(2)	$2.30	$31,817,773	$2,575

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low sales prices of our common stock, as reported on the Nasdaq SmallCap Market, on October 28, 2003.

(2)
In accordance with Rule 416 under the Securities Act of 1933, we are also registering an indeterminate number of additional shares of common stock and other securities which may be issued from time to time in accordance with the adjustment provisions of the warrants.

(3)
Associated with the Common Stock are rights to purchase Series E Participating Preferred Stock that are not exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject to Completion, Dated October 30, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

13,833,814 Shares

The Immune Response
Corporation

Common Stock

        The selling security holders identified in this prospectus may sell up to 13,833,814 shares of our common stock. The selling security holders may offer and sell their shares in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

        The selling security holders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders, the purchasers of the shares, or both. See "Plan of Distribution." We will not receive any of the proceeds from the sale of the shares by the selling security holders. Our common stock is quoted on The Nasdaq SmallCap Market under the symbol "IMNR." The last reported sale price of our common stock on The Nasdaq SmallCap Market on October 29, 2003 was $2.28 per share.

        Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

FORWARD-LOOKING STATEMENTS

        Specific statements contained in this registration statement are forward-looking statements. Forward-looking statements can be identified by use of forward-looking terminology such as "believes," "expects," "may," "projects," "predicts," "intends," "will," "seeks," "should," "could" and "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These are statements that relate principally to whether we will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and additional clinical trials of REMUNE®, the uncertainty of successful completion of any such clinical trials, whether REMUNE® will be effective as either a preventive or therapeutic vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of REMUNE® in preclinical trials, whether we will satisfy regulatory and export requirements, the uncertainty of successful expansion of production capacity, the uncertainty of expected expense levels, plans to reduce expenses, future capital requirements, and capital expenditures, the adequacy of patent protection, whether outstanding warrants will be exercised, whether we will enter into collaborative arrangements and whether our litigation strategy will be successful. Although we believe these statements are based upon reasonable assumptions, no assurance can be given that the future results covered by the forward-looking statements will be achieved. Forward-looking statements are subject to risks, uncertainties and other factors that may be outside of our control or that are not presently known to us and that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The more significant risks, uncertainties and other factors are discussed under the heading "RISK FACTORS" in this prospectus, and prospective investors are urged to consider these factors carefully and in their entirety. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New factors may emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business and condition. If any of the following risks actually occur, our business, operations and condition could be adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our Failure To Successfully Develop Our Sole Product, REMUNE®, May Cause Us To Cease Operations

        We have not completed the development of REMUNE® or any product. As part of our restructuring program announced in September 2002, we halted development of all products other than REMUNE®. Our other potential therapies, which were under development prior to September 2002, would require significant additional research and development efforts, funding and regulatory approvals if we recommence development in the future. We are entirely dependent upon our ability to successfully develop REMUNE® and our failure to do so may cause us to cease operations.

        In May 1999 we discontinued a Phase III clinical endpoint trial of REMUNE® because differences in clinical endpoints were not observed between treatment groups and extending the trial would have been unlikely to provide sufficient additional clinical endpoints. The discontinuation of the Phase III trial has had a material adverse effect on us. Additionally, the most recent pivotal trial of REMUNE® conducted by our former collaborative partner, Pfizer, was discontinued by us. See "—Pfizer Has Terminated Its Collaboration With Us And We Have Had To Delay The Continued Development And Commercialization Of REMUNE®." We cannot assure you that any future Phase III trials of REMUNE® will be conducted. Furthermore, we cannot guarantee that we, or our corporate collaborators, if any, will ever obtain any regulatory approvals of REMUNE®.

        Prior to the cessation of the development efforts of our products other than REMUNE® in September 2002, our technologies and other potential therapies were at earlier stages of development than REMUNE® and had not been shown to be safe or effective. Some of our technologies have not been tested on humans. Even if we do continue development of our other potential products, regulatory authorities may not permit human testing of the potential products based on these technologies. Even if human testing were permitted, the products based on these technologies may not be successfully developed or shown to be safe or effective.

        The results of our pre-clinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial financial and other resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both. None of our potential products may prove to be safe or effective in clinical trials. Approval by the Food and Drug Administration, the FDA, or other regulatory approvals, including export license permissions, may not be obtained and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs may not be successfully developed or commercially available for several years, if at all.

        Moreover, unacceptable toxicity or side effects could occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. Although preliminary research and clinical evidence has shown REMUNE® to be safe, the appearance of any unacceptable toxicity or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.

Our Current Cash Position, Financing Requirements and Limited Access To Financing Will Adversely Affect Our Ability To Develop Products And Continue Operations

        We have never generated any operating revenue. As of September 30, 2003, we had net accumulated operating losses of approximately $291.0 million, cash and cash equivalents of only approximately $5.3 million and working capital of only approximately $550,000. Because we do not anticipate generating any revenue from our products until at least the first quarter of 2007, if at all, we will continue to have negative cash flow and will need to raise substantial additional capital to fund our operations beyond this time. We will need to raise substantial funds to continue our operations and to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and to establish manufacturing and marketing capabilities.

        We will continue to have limited cash resources. Although our management recognizes the need to secure additional financing and currently is exploring its options, there can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions will not be unfavorable to us. The failure by us to obtain additional and sufficient financing before the fourth quarter of 2004 will have a material adverse effect on us and likely result in our inability to continue as a going concern.

        We could raise an additional $16.7 million if all of the Class B warrants that were issued upon exercise of our Class A warrants are exercised. Our Class B warrants are redeemable by us if the price of our common stock is equal to or greater than $3.32 for ten consecutive trading days. We believe the proceeds therefrom would provide us with sufficient funds to fund our planned operations, including capital improvements and new clinical trial costs, for an additional twelve months. However, there can be no assurances that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

        In addition, we could raise an additional $11.8 million if all the warrants issued in connection with the October 2003 private placement are exercised for cash. The warrants issued in the October 2003 private placement are redeemable by us if the price of our common stock is equal to or greater than $8.00 for 20 consecutive trading days. We believe the proceeds therefrom would provide us with sufficient funds to fund our planned operations, including capital improvements and new clinical trial costs, for an additional twelve months. However, there can be no assurances that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

        Although we anticipate that development of REMUNE® will continue to represent a significant portion of our overall expenditures, costs related to the development of REMUNE® decreased in 2002. We expect our costs related to the development of REMUNE® to increase in 2003 and 2004 in the event we are able to raise additional capital enabling us to pursue additional research and development projects. Other anticipated costs relating to the development of REMUNE® will depend on many factors—in particular, a potential decrease in costs associated with our ability to establish a new collaborative, strategic or marketing partner to replace Pfizer Inc., or Pfizer. See "—Pfizer Has Terminated Its Collaboration With Us And We Have Had To Delay Or Abandon The Continued Development And Commercialization Of REMUNE®," "We May Be Unable To Enter Into Additional Collaborations Or Maintain Existing Ones" And "Our Failure To Develop And Commercialize Products Successfully May Cause Us To Cease Operations."

        On September 9, 2002, we commenced the implementation of a cost reduction strategy to focus our core competencies on efforts related to the research, development, commercialization and production of REMUNE®. The cost reductions related to research, administrative and operational costs have been offset by increased costs relating to increasing our production capabilities at our King of Prussia, Pennsylvania facility and increased clinical trials.

        The timing and amount of our future capital requirements will depend on many factors, including (but not limited to):

  •
  our ability to raise additional funding and the amounts raised, if any;

  •
  the time and costs involved in obtaining regulatory approvals;

  •
  continued scientific progress in our research and development programs;

  •
  the scope and results of preclinical studies and clinical trials;

  •
  the cost of manufacturing scale-up;

  •
  the costs involved in filing, prosecuting and enforcing patent claims;

  •
  competing technological and market developments;

  •
  effective commercialization activities and arrangements;

  •
  the costs of defending against and settling lawsuits; and/or

  •
  other factors not within our control or known to us.

        Our access to capital could be limited if we do not progress in:

  •
  obtaining regulatory approvals;

  •
  our research and development programs;

  •
  our preclinical and clinical trials; or

  •
  scaling up manufacturing.

        Our access to capital also could be limited by:

  •
  overall financial market conditions;

  •
  applicable National Association of Securities Dealers, or NASD, rules and federal and state securities laws;

  •
  the perfected security interest in our intellectual property in respect of the aggregate $7.2 million in convertible promissory notes issued to affiliates and/or related parties of Kevin B. Kimberlin, (who is one of our directors and our principal stockholder and the controlling stockholder of the parent company of Spencer Trask Ventures, Inc., which acted as our exclusive placement agent for, and received fees from us in connection with, our private placement in December 2002) (See "An Existing Stockholder Owns Approximately 23.4% Of Our Outstanding Common Stock And Has The Rights To Acquire An Additional 24,043,458 Shares Of Our Common Stock Which Could Result In Ownership Of Up To Approximately 51.8% Of Our Outstanding Shares And Could Allow Him to Influence Votes");

  •
  the effect of the exercise of outstanding options and warrants exercisable into approximately 19.0 million shares of common stock;

  •
  the effect of the conversion of notes that are convertible into approximately 9.1 million shares of common stock or approximately 835,000 shares of Series A Convertible Preferred Stock and 6.6 million shares of common stock;

  •
  the effect of the exercise of Class B warrants into approximately 9.4 million shares of common stock; and

  •
  the issuance of the placement agent option to Spencer Trask Ventures, Inc., (an affiliate of Mr. Kimberlin) and its transferees that is exercisable for 1,952,419 shares of common stock and 1,452,419 Class A warrants, which are not redeemable by us.

Our Independent Auditors Have Expressed Substantial Doubt As To Our Ability To Continue As A Going Concern

        As of September 30, 2003, we had a consolidated accumulated deficit of $291.0 million. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations. We may not be able to generate sufficient product revenue to become profitable on a sustained basis, or at all, and do not expect to generate sufficient product revenue before the first quarter of 2007, if at all. We have operating and liquidity concerns due to our significant net losses, negative cash flows from operations and substantial working capital deficit. Additionally, it may take a significant length of time before we can raise capital from any subsequent financing. As a result of these and other factors, our independent auditors, BDO Seidman, LLP, indicated that there is substantial doubt about our ability to continue as a going concern.

The Lengthy Product Approval Process And Uncertainty Of Government Regulatory Requirements May Delay Or Prevent Us From Commercializing Products

        Clinical testing, manufacture, promotion, export and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies. This regulation may delay or prevent us from commercializing products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure or recall of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.

        The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary FDA clearances for REMUNE® or any of our other potential products in a timely manner, or at all. The length of the clinical trial process and the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.

        Even if additional Phase III clinical trials of REMUNE® are initiated and successfully completed, the FDA may not approve REMUNE® for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.

        In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.

        Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA's Good Manufacturing Practices, or GMP, requirements. In complying with the FDA's GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that products meet applicable specifications and other requirements. Failure to comply and maintain compliance with the FDA's GMP requirements subjects manufacturers to possible FDA regulatory action and as a result, may have a material adverse effect on us. We, or our contract manufacturers, if any, may not be able to maintain compliance with the FDA's GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.

        The FDA has not designated expanded access protocols for REMUNE® as "treatment" protocols. The FDA may not determine that REMUNE® meets all of the FDA's criteria for use of an investigational drug for treatment use. Even if REMUNE® is allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment with REMUNE®. The FDA also may not consider REMUNE® or any other of our products under development to be appropriate candidates for accelerated approval, expedited review or fast track designation.

        Marketing any drug products outside of the United States will subject us to numerous and varying foreign regulatory requirements governing the design and conduct of human clinical trials and marketing approval. Additionally, our ability to export drug candidates outside the United States on a commercial basis is subject to the receipt from the FDA of export permission, which may not be available on a timely basis, if at all. Approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may be even longer than that required to obtain FDA approval. Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, including those in Thailand.

        Specifically, before we will be permitted to export REMUNE® to Thailand for clinical use in that country, we need to meet a number of regulatory requirements. One of those requirements is that we must ensure that we can manufacture REMUNE® at our United States manufacturing facility in a manner that is in "substantial compliance" with current United States GMP requirements. We must provide the FDA with "credible scientific evidence" that REMUNE® would be safe and effective under the conditions of proposed use in Thailand. Furthermore, the Thailand FDA must (i) formally request the FDA to approve export of REMUNE® to Thailand, (ii) certify to the FDA that it is aware that REMUNE® is not approved in the United States or in any of several other countries with comprehensive drug review and approval systems and (iii) concur that the scientific evidence presented to the FDA is "credible scientific evidence that REMUNE® will be reasonably safe and effective" for use in Thailand. There can be no assurance, however, that we will successfully meet any or all of these requirements for the export of REMUNE®, and if we are unable to successfully meet all regulatory requirements, we will not be permitted by the FDA to export REMUNE® to Thailand for clinical use, even if the Thai government were to approve REMUNE® for clinical use. There can be no assurance that Trinity Medical Group USA, Inc. and its affiliate, Trinity Medical Group, Co. Ltd., a Thai company, collectively, Trinity, our collaborative partner, will be successful in its capacity or efforts to obtain regulatory approval from the Thailand FDA.

Technological Change And Competition May Render Our Potential Products Obsolete

        The pharmaceutical and biotechnology industries continue to undergo rapid change, and competition is intense and we expect it to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any that we are developing or that would render our technology and products obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than us. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than us, or technologies and products that are more effective and/or affordable than any that we are developing.

Our Lack Of Commercial Manufacturing And Marketing Experience May Prevent Us From Successfully Commercializing Products

        We have not manufactured any of our products in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products or limit our profitability from our products. Even if REMUNE® is successfully developed and receives FDA approval, we have not demonstrated the capability to manufacture REMUNE® in commercial quantities. Except for REMUNE®, we have not demonstrated the ability to manufacture any of our treatments in large-scale clinical quantities. We rely on a third party for the final inactivation step of the REMUNE® manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis or that we can establish other manufacturing capacity on a timely basis.

        We have no experience in the sales, marketing and distribution of pharmaceutical or biotechnology products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization.

        The manufacturing process of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. For these reasons, we would not be able to quickly replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if our manufacturing facilities are deemed not in compliance with the GMP requirements, and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing our products.

        We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, we may encounter costs, delays and/or other difficulties in producing, packaging and distributing our clinical trials and finished product. Further, contract manufacturers must also operate in compliance with the GMP requirements; failure to do so could result in, among other things, the disruption of our product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Adverse Determinations Concerning Product Pricing, Reimbursement and Related Matters Could Prevent Us from Successfully Commercializing REMUNE® or Any Of Our Other Products

        Our ability to earn revenue on REMUNE® or any other of our products will depend in part on the extent to which reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure to obtain appropriate reimbursement may prevent us from successfully commercializing REMUNE® or any of our other products. Third- party payers are increasingly challenging the prices of medical products and services. If purchasers or users of REMUNE® or any of our other products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third party coverage will be available.

Our Success May Depend Upon the Acceptance Of REMUNE® By The Medical And HIV-Activist Communities

        Our ability to market and commercialize REMUNE® depends on the acceptance and utilization of REMUNE® by the medical and HIV-activist communities. We will need to develop commercialization initiatives designed to increase awareness about us and REMUNE® among targeted audiences, including public health and AIDS activists and community-based outreach groups in addition to the investment community. Currently, we have not developed any commercialization initiatives. Without commercial acceptance of REMUNE®, the product upon which we are completely dependent, we may not be able to successfully commercialize REMUNE® or generate revenue.

Product Liability Exposure May Expose Us To Significant Liability

        We face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred that could hurt our financial performance and condition.

Hazardous Materials And Environmental Matters Could Expose Us To Significant Costs

        We may be required to incur significant costs to comply with current or future environmental laws and regulations. Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an incident, we could be held liable for any damages that result, and any liability could exceed our resources. Current or future environmental laws or regulations may have a material adverse effect on our operations, business and assets.

Pfizer Has Terminated Its Collaboration With Us And We Have Had To Delay Or Abandon The Continued Development And Commercialization Of REMUNE®

        We received in July 2001, a letter from Pfizer which indicated that Pfizer had elected to immediately terminate, in their entirety, all of its rights and obligations under our agreement with them. Our agreement with Pfizer permitted this termination and the letter we received from Pfizer provided no explanation as to why Pfizer had elected to exercise its termination right. In addition, no explanation has been provided to us by Pfizer at any time after the July 2001 termination letter. Although we retained all rights relating to REMUNE® upon Pfizer's termination, we lost a significant source of funding. Following the termination of our agreement with Pfizer, we decided not to proceed with one of our clinical trials of REMUNE® developed by Agouron (subsequently acquired by Pfizer). The termination of this agreement has had, and may continue to have, a material adverse effect on our stock price and, consequently, our ability to successfully raise additional capital.

We May Be Unable To Enter Into Additional Collaborations or Maintain Existing Ones

        We are seeking additional collaborative arrangements to develop and commercialize our products. We may not be able to negotiate collaborative arrangements on favorable terms in the future, or at all, and our current or future collaborative arrangements may not be successful or continue.

        Cheshire Associates (an affiliate and/or related person of Mr. Kimberlin) has a perfected security interest in our intellectual property as collateral for the notes issued to parties affiliated with and/or related Mr. Kimberlin, one of our directors and principal stockholders. Pursuant to an agreement with Cheshire Associates, we must comply with covenants with respect to our intellectual property. The security interests and covenants could impair our ability to enter into collaborative and licensing arrangements.

Our Patents And Proprietary Technology May Not Be Enforceable And The Patents And Proprietary Technology Of Others May Prevent Us From Commercializing Products

        We have a portfolio of 173 patents worldwide. Although we believe these patents to be protected and enforceable, the failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.

        In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to our products. Patents we are not aware of may adversely affect our ability to develop and commercialize products. Also, our patents related to HIV therapy have expiration dates that range from 2010 to 2015 and our patents related to autoimmune diseases have expiration dates that range from 2010 to 2018. The limited duration of our patents could diminish the value of our potential products and processes, particularly since we do not expect to generate any revenue from our products sooner than the first quarter of 2007, if at all.

        The patent positions of biotechnology and pharmaceutical companies are often highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon non-patented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how. We also rely on protecting our proprietary technology in part through confidentiality agreements with our current and former corporate collaborators, employees, consultants and some contractors. These agreements may be breached, and we may not have adequate remedies for any breaches. In addition, our trade secrets may otherwise become known or independently discovered by our competitors. Litigation may be necessary to defend against claims of infringement, to enforce our patents and/or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using proprietary technologies.

        Our products and processes may infringe, or be found to infringe, on patents not owned or controlled by us. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or be required to obtain licenses or redesign our products or processes to avoid infringement.

You Could Suffer Substantial Dilution of Your Investment As A Result Of Financings

        We will continue to have limited cash resources. Although our management recognizes the need to secure additional financing, there can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions of the financing will not be unfavorable to us. The failure by us to obtain sufficient additional financing before the fourth quarter of 2004 will have a material adverse effect on us and likely result in our inability to continue as a going concern. Our independent auditors have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have, therefore, modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty regarding our annual consolidated financial statements.

        During 2001 and 2002 we issued convertible notes, and on July 7, 2003 we reissued a portion of one of these convertible notes, to affiliates and/or related parties of Mr. Kimberlin. The notes are convertible into an aggregate of 9,063,047 shares of our common stock at prices ranging from $0.79 to $1.46 per share.

        In addition, between January 1, 2003 and June 6, 2003 we issued convertible notes in the principal amount of $3,899,000 to affiliates and/or related parties of Mr. Kimberlin, which notes are currently outstanding. Notes issued during this period in the principal amount of $2,080,000 are convertible into an aggregate of 1,685,275 shares of our common stock at prices ranging from $1.23 to $1.35 per share. Notes issued during this period in the principal amount of $1,819,000 are convertible on terms to be negotiated in good faith prior to their maturity date.

        On July 7, 2003, our stockholders approved our proposal to conduct a private offering of up to $5.0 million of Series A Convertible Preferred Stock and the conversion of convertible notes issued from January 1, 2003 and July 7, 2003, plus all accrued interest thereon at a rate of 8% per annum, into shares of Series A Convertible Preferred Stock. Accordingly, we anticipate that at least $3,899,000 and up to $5.0 million of convertible notes may be converted into Series A Convertible Preferred Stock. If we determine to convert a maximum of $5.0 million of notes, it will result in the issuance of 835,561 shares of Series A Convertible Preferred Stock. The holders of shares of our Series A Convertible Preferred Stock would have the right to further convert each share of Series A Convertible Preferred Stock into anywhere from four to 12 shares of our common stock (depending on the date of conversion). In addition, the Series A Convertible Preferred Stock will be entitled to receive dividend and liquidation preferences prior and in preference to our common stock. In addition, if issued, the holders of Series A Preferred Stock would be entitled to protective provisions that require 66 2/3% of the outstanding Series A Convertible Preferred Stock to approve, among other things, increasing the number of shares of Series A Convertible Preferred Stock, altering adversely and materially the rights of the Series A Convertible Preferred Stock, creating a new class of security with dividend or liquidation rights equal or senior to the Series A Convertible Preferred Stock, a liquidation or recapitalization or increasing the number of shares reserved for issuance under our stock option plans to greater than 10% of our outstanding capital stock (on an as if converted, fully-diluted basis). As of October 2003, no shares of Series A Convertible Preferred Stock had been designated or issued.

        During July 2003, we raised $9.3 million in gross proceeds through the voluntary exercise of 6,992,236 of our Class A warrants. Included in the gross proceeds was a cashless exercise of approximately $2.4 million with a long-term convertible promissory note issued to an affiliate and/or related party of Mr. Kimberlin surrendered in lieu of cash. We issued an additional 3,496,118 shares, equal to one-half share of common stock for each Class A warrant exercised as an incentive to induce holders of the Class A warrants to exercise their Class A warrants and to allow us to obtain a "lock-up" on the shares of common stock issued to the holders of the exercised Class A warrants in the December 2002 unit offering and the shares of the common stock issued upon the exercise of the Class A warrants (including the additional one-half shares of common stock), prohibiting the sale of the common stock for 270 days, with the "lock-up" period expiring on April 4, 2004, unless we decide to waive the "lock-up" period prior to its expiration.

        On October 10, 2003, we raised $12.0 million in gross proceeds in connection with a private placement of 5,940,594 shares of our common stock and accompanying warrants to purchase 2,970,297 shares of our common stock. In connection with this private placement, we issued an additional 61,576 shares of our common stock and warrants to purchase 594,059 shares of our common stock to Rodman & Renshaw, Inc., our placement agent, and other service providers. The net cash proceeds were approximately $11.0 million net of $1.0 million in offering costs.

        Spencer Trask Ventures, Inc., our placement agent for the December 2002 private placement, and its transferees, hold unit options to purchase 1,952,419 shares of common stock and 1,452,419 Class A warrants, which are not redeemable by us. The Class A warrants are exercisable for additional shares of common stock and Class B warrants. As of July 2003, in consideration of the holders of the placement agent options agreement not to exercise their options until April 4, 2004, we agreed to issue an additional share of common stock for every two options exercised.

        Any subsequent offerings may require the creation or issuance of a class or series of stock that by its terms ranks senior to the common stock with respect to rights relating to dividends, voting and/or liquidation. If we are unable to raise funds on terms favorable to our then existing shareholders, your ownership interest and the value of your investment may be significantly diluted.

You Could Suffer Substantial Dilution of Your Investment as the Result Of Adjustments To, Or Conversion Of, Notes, Warrants, Other Securities and Other Contracts Issued In 2001, 2002 and 2003

        During 2001 and 2002 we issued, convertible notes, and on July 7, 2003 we reissued a portion of one of these convertible notes, to affiliates and/or related parties of Mr. Kimberlin. The notes are convertible into an aggregate of 9,063,047 shares of our common stock at prices ranging from $0.79 to $1.46 per share.

        In addition, between January 1, 2003 and June 6, 2003 we issued convertible notes in the principal amount of $3,899,000 to affiliates and/or related parties of Mr. Kimberlin, which notes are currently outstanding. Notes issued during this period in the principal amount of $2,080,000 are convertible into an aggregate of 1,685,275 shares of our common stock at prices ranging from $1.23 to $1.35 per share. Notes issued during this period in the principal amount of $1,819,000 are convertible on terms to be negotiated in good faith prior to their maturity date.

        On July 7, 2003 our stockholders approved our proposal to conduct a private offering of up to $5.0 million and the conversion of convertible notes issued from January 1, 2003 and July 7, 2003 plus all accrued interest thereon at a rate of 8% per annum, into shares of Series A Convertible Preferred

Stock. Accordingly, we anticipate that at least $3,899,000 and up to $5.0 million of convertible notes may be converted into Series A Convertible Preferred Stock. If we determine to convert a maximum of $5.0 million of notes, it will result in the issuance of 835,561 shares of Series A Convertible Preferred Stock. The holders of shares of our Series A Convertible Preferred Stock would have the right to further convert each share of Series A Convertible Preferred Stock into anywhere from four to 12 shares of our common stock (depending on the date of conversion). The Series A Convertible Preferred Stock would receive dividends in preference to any dividend issued to holders of shares of our common stock and would be entitled to a liquidation preference. In addition, if issued, the holders of Series A Preferred Stock would be entitled to protective provisions that require 66 2/3% of the outstanding Series A Convertible Preferred Stock to approve, among other things, increasing the number of shares of Series A Convertible Preferred Stock, altering adversely and materially the rights of the Series A Convertible Preferred Stock, creating a new class of security with dividend or liquidation rights equal or senior to the Series A Convertible Preferred Stock, a liquidation or recapitalization or increasing the number of shares reserved for issuance under our stock option plans to greater than 10% of our outstanding capital stock (on an as if converted, fully-diluted basis). As of October 2003, no shares of Series A Convertible Preferred Stock had been designated or issued.

        These notes provide that the number of shares, as well as the applicable conversion or exercise price, as the case may be, are subject to weighted average anti-dilution adjustment in the event that we issue non-exempt securities below the applicable conversion or exercise price and in other events which would dilute your interest in us.

        We also issued a non-redeemable option to our placement agent and its transferees to purchase 1,952,419 shares of common stock and 1,452,419 Class A warrants (which are not redeemable by us) which, if exercised, may dilute your interest in us. As of July 2003, in consideration of the holders of the placement agent options agreement not to exercise their options until April 4, 2003, we agreed to issue an additional share of common stock for every two options upon exercise.

        On June 26, 2002, we entered into an agreement with Trinity to amend some of our existing agreements with Trinity. In consideration for entering into these amendments, Trinity has received 1.0 million shares of our common stock valued at approximately $2.4 million at the date of the amendments and also will receive as additional consideration, 250,000 shares of our common stock (up to 750,000 shares in the aggregate) as of the date of the satisfaction by Trinity of each of the following obligations: (i) the purchase by Trinity from us of an aggregate of 300,000 doses of REMUNE®, (ii) the purchase by Trinity from us of an aggregate of 600,000 doses of REMUNE® and (iii) the purchase by Trinity from us of an aggregate of 1.0 million doses of REMUNE®. Under the current agreement, Trinity also is obligated to purchase 500,000 shares of common stock at a purchase price of $10 per share on the date that is 30 days after the date on which Trinity receives the required marketing approval from the Food and Drug Administration of the Ministry of the Public Health of Thailand, or the Thai FDA. The issuance by us to Trinity of these 2,250,000 shares of common stock, and the granting by us to Trinity of registration rights relating to their shares, will dilute your interest in us. On June 23, 2002, the registration statement covering the sale of 500,000 shares of common stock, held in the name of Trinity, was declared effective by the SEC.

        We may in the future issue additional convertible notes, warrants or other securities.

You Could Suffer Substantial Dilution of Your Investment If Warrants And Options To Purchase Common Stock Are Exercised for Common Stock

        As of October 17, 2003, we had reserved approximately 5.6 million shares of our common stock for potential issuance upon the exercise of stock options or purchases under our employee stock purchase plan. Issuance of any of these additional shares could substantially dilute your interest in us. Furthermore, we have warrants outstanding which, if exercised, will purchase approximately 25.7 million shares of our common stock and approximately 9.1 million shares which are issuable upon conversion of our outstanding convertible notes, subject to adjustment. Additionally, our placement agent in the December 2002 private placement, and its transferees, hold unit options to purchase up to 1,952,419 shares of common stock and 1,452,419 Class A warrants, which are not redeemable by us, subject to adjustment. The Class A warrants are exercisable for additional shares of common stock and Class B warrants, subject to adjustment. In addition, we may issue up to 1,250,000 shares of our common stock to Trinity pursuant to our License and Collaboration Agreement. See also "—You Could Suffer Substantial Dilution of Your Investment as The Result of Adjustments To, Or Conversion Of, Notes, Warrants, Other Securities and Other Contracts Issued In 2001, 2002 and 2003."

Our Stock May Become Delisted And Subject To Penny Stock Rules, Which May Make It More Difficult For You to Sell Your Securities

        Our common stock was moved to The Nasdaq SmallCap Market, effective September 9, 2002. As of June 30, 2003, we had fallen below the minimum stockholders' equity requirement of $2.5 million for the Nasdaq SmallCap Market's continued listing requirement. However, we currently meet the minimum stockholders' equity requirement as well as an alternative test which requires the market value of our securities to exceed $35 million. See "—We Implemented A 1-For-4 Reverse Stock Split. The Effect Of A Reverse Split On The Trading Price Of Our Common Stock Is Unpredictable."

        The transfer of our common stock to The Nasdaq SmallCap Market may adversely affect the liquidity and trading volume of our common stock and reduce the number of market makers willing to trade in our common stock, making it more likely that wider fluctuations in the quoted price of our common stock will occur. As a result, there is a risk that holders of our common stock will not be able to obtain accurate price quotes or be able to correctly assess the market price of our common stock. Increases in volatility also could make it more difficult to pledge shares of our common stock as collateral, if holders sought to do so, because a lender also might be unable to accurately value our common stock.

        If we are delisted from the Nasdaq for any reason, our common stock will be considered a penny stock under regulations of the Securities and Exchange Commission, or the SEC, and therefore would be subject to rules that impose additional sales practice requirements on broker-dealers who buy and sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and warrants and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on the Nasdaq. Being delisted would also limit our ability to raise additional financing.

We Implemented A 1-For-4 Reverse Stock Split. The Effect of A Reverse Split On The Trading Price Of Our Common Stock Is Unpredictable

        In order to raise the closing bid price of our common stock above $1.00 to comply with Nasdaq listing rules, at our Annual Meeting of Stockholders held on June 17, 2002, our stockholders granted to our Board of Directors the discretion to effect a 1-for-4 reverse stock split. On October 9, 2002, we announced that our Board of Directors had formally declared a 1-for-4 reverse stock split of issued and outstanding shares of our common stock effective as of the open of trading on October 9, 2002. Although the theoretical effect of a reverse stock split is to increase the per share price of common stock, the actual price effect of a reverse stock split is difficult to predict. There is historical evidence and academic research relating to reverse stock splits which indicates that shares of listed companies do not perform well subsequent to a reverse stock split. It is possible that the post-split trading price of our stock could fall below the level one would expect based on the proportional effect of the split alone. As a result, the closing bid price of our common stock may nevertheless fall below $1.00 per share for 30 consecutive days in which event we may not be eligible for the Nasdaq listing requirements. See also—"Our Stock May Become Delisted And Subject to Penny Stock Rules, Which May Make It More Difficult For You To Sell Your Securities."

        An Existing Stockholder Owns Approximately 23.4% Of Our Outstanding Common Stock And Has The Rights To Acquire An Additional 24,043,458 Shares Of Our Common Stock, Which Could Result In Ownership Of Up To Approximately 51.8% Of Our Outstanding Shares And Could Allow Him To Influence Stockholder Votes

        Kevin B. Kimberlin, a member of our Board of Directors, together with his affiliates and/or related parties, currently own of record approximately 23.4% of our outstanding shares of common stock and have the right to acquire, through the conversion of notes and exercise of options and warrants beneficially owned by them, 24,043,458 additional shares. If the notes, options and warrants were to be converted and exercised in full, Mr. Kimberlin and his affiliates and/or related parties would own approximately 51.8% of our outstanding shares of common stock on a post-conversion/exercised basis. As a result of his ownership of our common stock and the ability to acquire additional shares, Mr. Kimberlin and his affiliates and/or related persons has the ability to influence, and possibly control, substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. If your interests as a stockholder are different from his interests, you may not agree with his decisions and you might be adversely affected thereby.

        Mr. Kimberlin, in addition to being one of our directors and our principal stockholder, is the controlling stockholder of Spencer Trask & Co., which is the parent company of Spencer Trask Ventures, Inc., which acted as exclusive placement agent for, and was paid fees by us in connection with, the private placement of unit options to purchase shares of common stock and Class A and Class B warrants that are exercisable for common stock completed in December 2002.

The Warrant Terms Were Arbitrarily Determined

        The exercise and redemption prices and other terms of the Class A and Class B warrants sold and issuable upon exercise of the placement agent unit options as part of our private offering completed on December 10, 2002 were determined through negotiations between us and our placement agent and do not necessarily bear any relationship to our assets, book value, revenues or financial condition, or to any other recognized criterion of value. The prices and other terms of the warrants should not be construed to indicate or predict future trading prices of our warrants or common stock in the public markets.

Legal Proceedings Could Require Us To Spend Substantial Amounts Of Money And Impair Our Operations

        Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between May 17, 1999 and July 6, 2001. The various complaints name us, one of our directors, one of our officers, Agouron Pharmaceuticals, Inc., or Agouron, and one of its officers, as defendants. The complaints allege that we, Agouron and/or the specified officers violated federal securities laws by misrepresenting and failing to disclose information about the results of clinical trials of REMUNE®. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court and a consolidated amended complaint was filed in July 2003. We have not yet formally responded to the consolidated amended complaint. Although we intend to vigorously defend the actions, we can not now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our officers or settlements that could require substantial payments by us, which could have a material adverse impact on our financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and, therefore, divert their time and attention from our business and operations.

Our Certificate Of Incorporation And Bylaws Include Provisions That Could Make Attempts By Stockholders To Change Management More Difficult

        The approval of 66 2/3% of our voting stock is required to approve specified transactions and to take specified stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions, including those providing for a classified board of directors, contained in our certificate of incorporation. Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one preferred stock purchase right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. The substantial aggregate equity positions of Mr. Kimberlin and his affiliates and/or related parties would make a hostile takeover attempts very unlikely. The practical effect of these provisions is to require a party seeking control of us to negotiate with our Board of Directors, which could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for our securities and make attempts by stockholders to change management more difficult.

        We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

Volatility of Our Stock Price And Absence Of Dividends May Hurt Our Security Holders

        The market price of our common stock has been and is likely to continue to be highly volatile. Factors including (but not limited to) the following could have a significant adverse impact on the market price of our common stock:

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  our ability to obtain additional financing and, if available, the terms and conditions of the financing;

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  our financial position and results of operations;

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  the results of preclinical studies and clinical trials by us, our collaborators or our competitors;

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  concern as to, or other evidence of, the safety or efficacy of our products or our competitors' products;

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  announcements of technological innovations or new products by us or our competitors;

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  U.S. and foreign governmental regulatory actions;

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  actual or anticipated changes in drug reimbursement policies;

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  developments with our collaborators;

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  developments concerning patent or other proprietary rights of ours or our competitors (including    litigation);

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  status of litigation;

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  period-to-period fluctuation in our operating results;

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  changes in estimates of our performance by any securities analysts;

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  new regulatory requirements and changes in the existing regulatory environment;

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  market conditions for biopharmaceutical stocks in general; and

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  other factors not within our control.

        We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

If We Lose Our Key Personnel or Are Unable To Attract and Retain Additional Personnel, We May Be Unable To Successfully Develop Our Technology

        Since 2001, we have lost key members of our executive management, whom we subsequently replaced. There can be no assurances that we will not lose additional members of our executive management team or, if so, whether we would be able to hire adequate replacements.

        Additionally, our ability to conduct business, raise additional financing and commercialize REMUNE® or our other products may be hindered if we lose additional executive officers or experienced personnel with historical knowledge of our business, transactions, science and technology. Currently, our most experienced executive officer has been with us for less than one year.

        In addition, recruiting and retaining qualified scientific personnel to assist in scaling up our manufacturing facilities and performing future research and development work will be critical to our success. It has been particularly difficult for us to retain personnel in light of the performance of our common stock and the incurrence of substantial net operating losses. We do not have sufficient personnel to fully execute our business plan, and there is currently a shortage of skilled executives and scientists, which is likely to continue. As a result, competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain new executives and other qualified personnel on acceptable terms. If we fail to attract and retain sufficient qualified personnel, we may not be able to develop or implement our technology.

There May Be Risks Related To Our Previous Use Of Arthur Andersen LLP As Our Independent Auditors

        On March 14, 2002, Arthur Andersen LLP, our independent public auditor, was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corporation. On June 15, 2002, Arthur Andersen was convicted of these charges. Although we engaged BDO Seidman, LLP, effective as of August 5, 2002, to replace Arthur Andersen as our independent public auditors, there are risks related to our consolidated financial statements for the fiscal year ended December 31, 2000, which was audited by Arthur Andersen. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen as long as a reasonable effort is made to have Arthur Andersen reissue its reports and to obtain a manually signed accountant's report from Arthur Andersen. Former representatives of Arthur Andersen have notified us that Arthur Andersen is no longer able to reissue its reports because the firm is no longer in existence.

        Our current independent auditor, BDO Seidman, LLP, informed us that it discovered misclassifications of some convertible notes issued by us to a related party in the financial statements included in our Annual Report on Form 10-K, as amended by Amendment No. 1 to Form 10-K, for the fiscal year ended December 31, 2001. As a result of this misclassification, BDO Seidman, LLP re-audited our financial statements and we have restated certain financial information contained in our Form 10-K/A for the fiscal year ended 2001. We also have restated certain financial information contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 by filing Amendment No. 1 to the Quarterly Report. Some amounts were incorrectly classified as debt rather than equity.

        Some investors, including significant funds and institutional investors, may choose not to hold or invest in securities of a company that does not have current financial reports available. Our access to the capital markets and our ability to make timely filings with the SEC could be impaired if the SEC ceases accepting financial statements from a prior period audited by Arthur Andersen for which Arthur Andersen will not or can not reissue an audit report. In that case, we would not be able to access the public capital markets unless another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the public capital markets caused by these circumstances would be disruptive and adversely affect the price and liquidity of our securities and would have a material adverse effect on our business and financial condition.

RECENT MANAGEMENT CHANGES

        Ron Moss, M.D., resigned as our President effective January 13, 2003 and Michael L. Jeub resigned as our Vice President of Finance and Chief Financial Officer effective October 9, 2003.

        Michael K. Green was appointed our Vice President of Finance, Chief Financial Officer, Secretary and Treasurer on October 10, 2003 and assists Dr. John N. Bonfiglio, our Chief Executive Officer, in the administration of the corporate offices and will continue to manage the day-to-day financial operations, implement cost control efforts and seek to secure additional financing.

DESCRIPTION OF THE CAPITAL STOCK

General

        We are authorized to issue 170,000,000 shares of common stock, $.0025 par value and 10,000,000 shares of preferred stock, $.001 par value. As of October 17, 2003, there were 40,800,780 shares of common stock outstanding held by approximately 1,066 stockholders of record.

Common Stock

        The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders and has cumulative voting rights with respect to the election of directors. Associated with the common stock are rights to purchase a Series E Participating Preferred Stock that are not exercisable or evidenced separately from the Common Stock prior to the occurrence of specified events. See—"Anti-Takeover Provisions—Stockholder Rights Plan" below.

Preferred Stock

        Under our Restated Certificate of Incorporation, we have authority to issue 10,000,000 shares of preferred stock, 20,000 shares of which have been designated as Series E Participating Preferred Stock and are reserved for issuance under our Stockholder Rights Plan. Our Board of Directors has the authority to issue the preferred stock in one or more series, and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividends rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of a series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

        At a special meeting of our stockholders held on July 7, 2003, we received stockholder approval to conduct a private placement of up to $5.0 million of Series A Convertible Preferred Stock and the potential conversion of certain convertible notes into shares of Series A Convertible Stock. If the Series A Convertible Preferred Stock is issued, the holders thereof would have the right to further convert each share of Series A Convertible Preferred Stock into anywhere from four to 12 shares of our common stock, depending on the date of conversion. The Series A Convertible Preferred Stock would receive dividends, that accrue daily at a rate of 9% of the original purchase price for the Series A Convertible Preferred Stock per annum (which, for the Series A Convertible Preferred Stock issuable upon conversion of the convertible promissory notes, will be $5.984), until July 7, 2006, in preference to any dividend issued to holders of shares of our common stock. Additionally, the holders of shares of our Series A Convertible Preferred Stock would be entitled to a liquidation preference. In addition, if issued, the holders of Series A Preferred Stock would be entitled to protective provisions that require holders of 66 2/3% of the outstanding Series A Convertible Preferred Stock to approve, among other things, increasing the number of shares of Series A Convertible Preferred Stock, altering adversely and materially the rights of the Series A Convertible Preferred Stock, creating a new class of security with dividend or liquidation rights equal or senior to the Series A Convertible Preferred Stock, liquidating or recapitalizing the company or increasing the number of shares reserved for issuance under our stock option plans to greater than 10% of our outstanding capital stock (on an as if converted, fully-diluted basis). As of October 2003, we had not designated nor issued any shares of Series A Convertible Preferred Stock.

Warrants

        Class B Warrants.    As of October 17, 2003, there were Class B warrants outstanding to purchase 9,413,098 shares of our common stock. Each Class B warrant will entitle the holder to purchase initially one share of our common stock. The Class B warrants have an initial exercise price of $1.77. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification, consolidation or other specified dilutive issuances occurs. Both the exercise price and the number of securities issued upon exercise of a Class B warrant are subject to adjustments in some cases. The Class B warrants have a term of five years from their issuance. Upon thirty (30) days prior written notice to the holders of the Class B warrants, we have the right, but not the obligation, to redeem from the holders the Class B warrants at any time after the date of issuance, at a price of $0.01 per Class B warrant, if the average of the closing bid prices of our common stock for any ten (10) consecutive trading days ending within thirty (30) days prior to the date of the notice of redemption is greater than or equal to $3.32, subject to any stock splits, combinations or other adjustments.

        Placement Agent Warrants.    Spencer Trask, our placement agent in our December 2002 private placement, and its transferees, hold unit options exercisable for 1,952,419 shares of our common stock, Class A warrants to purchase an aggregate of 1,452,419 shares of our common stock and Class B warrants, issuable upon exercise of the Class A warrants, to purchase an aggregate of 1,452,419 shares of our common stock. The Class A warrants have an initial exercise price of $1.33.

        October Private Placement Warrants.    As of October 17, 2003, there were warrants outstanding to purchase 3,564,356 shares of our common stock which warrants were issued in connection with the private placement that we completed in October 2003. The warrants have an initial exercise price of $3.32 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on October 10, 2008. Upon five (5) business days' prior written notice to the holders of the warrants, we shall have the right, but not the obligation, to redeem from the holders the warrants at any time after the date of issuance, at a price of $0.05 per warrant, if the average of the closing bid prices of our common stock for any twenty (20) consecutive trading days is greater than or equal to $8.00, subject to any stock splits, combinations or other adjustments.

        Other Outstanding Warrants.    In addition, as of October 17, 2003, warrants to purchase an aggregate of 9,844,190 shares of our common stock were outstanding at a weighted average exercise price of $1.70 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

Anti-Takeover Provisions

Stockholder Rights Plan

        We have a Stockholder Rights Plan pursuant to which preferred stock rights were distributed to stockholders on the basis of one right for each share held. One right will also attach to each share of common stock issued by us subsequent to the date hereof and prior to the distribution date.

        In general, the rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of our common stock. Once exercisable, each right entitles its holder to purchase our common stock from us at a 50% discount upon payment of an exercise price of $150 or, in the event of certain business combinations, each right entitles its holder to purchase common stock of an acquiror at a 50% discount. Under certain conditions, the rights may be redeemed by our Board of Directors in whole, but not in part, at a price of $0.01 per right. The rights are not currently exercisable, have no voting privileges and are attached to and automatically trade with our common stock. The rights expire on the earliest of (a) February 26, 2012, (b) consummation of a merger transaction with a person or group who acquired common stock pursuant to a transaction approved by a majority of the disinterested members of our board of directors, and (c) redemption of the rights.

        These rights, if exercised, would cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors. See "Risk Factors—Our Certificate of Incorporation and Bylaws Include Provisions That Could Make Attempts by Stockholders to Change Management More Difficult."

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prevents Delaware corporations, including those that are listed on the Nasdaq SmallCap Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," that is, a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any 15%

stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

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  the transaction that resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors prior to the date the "interested stockholder" attained its status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after business combination is approved by the board of directors and by an affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the "interested stockholder."

        A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us. See "Risk Factors—Our Certificate of Incorporation and Bylaws Include Provisions That Could Make Attempts by Stockholders to Change Management More Difficult."

Charter and Bylaw Provisions

        Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

  •
  our Board of Directors has three classes of directors with staggered three-year terms;

  •
  the authority of our Board of Directors to issue up to 10,000,000 shares of preferred stock and to determine the price and the rights, preferences and privileges of these shares, without stockholder approval;

  •
  all stockholder action must be effected at a duly called meeting of stockholders and not by written consent; and

  •
  the elimination of cumulative voting.

        These provisions may have the effect of delaying or preventing a change of control.

        Our Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of delaying or preventing changes in our management. See "Risk Factors—Our Certificate of Incorporation and Bylaws Include Provisions That Could Make Attempts by Stockholders to Change Management More Difficult."

Option Acceleration

        The unvested portion of each of our officer's stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter terminated without cause, forced to change the principal place of performance of the officer's responsibilities and duties or placed in a position with a material reduction in the officer's responsibilities and duties.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for shares of our common stock is Computershare Trust Company, Inc.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holders. All proceeds from the sale of the resale securities will be solely for the accounts of the selling security holders. However, we will receive the exercise price if the selling security holders exercise their warrants. We cannot be certain as to when and if all of these warrants will be exercised and as to the amount of the net proceeds we will actually receive from exercises because, under certain circumstances, the warrants may be exercised pursuant to cashless exercise provisions contained in the warrants.

SELLING SECURITY HOLDERS

        This prospectus relates to the public offer for resale from time to time by certain of our security holders of the following shares of our common stock:

  •
  up to 3,496,118 shares of our common stock acquired by holders of Class A warrants who exercised their warrants pursuant to our July 7, 2003 private placement. One share of common stock issued upon exercise of each Class A warrant has already been registered pursuant to Registration Statements on Forms S-3 (No. 333-101856) and S-1 (No. 333-103260). This prospectus relates only to the additional one-half share of our common stock issued to certain holders of Class A warrants in connection with the exercise of each Class A warrant up to an aggregate of 3,496,118 shares;

  •
  up to 488,896 shares of our common stock issuable to our placement agent's transferees in connection with the exercise of options issued originally to our placement agent in connection with our December 2002 private placement. We agreed to issue, in consideration for an agreement not to exercise the unit options until April 4, 2004, an additional one-half share of common stock upon exercise of each unit option. The remaining shares of common stock, Class A warrants and Class B warrants underlying the placement agent unit options have already been registered pursuant to Registration Statements on Forms S-3 (No. 333-101856) and S-1 (No. 333-103260);

  •
  up to 166,665 shares of our common stock acquired by holders of 12% promissory notes issued by us pursuant to a Purchase Agreement dated June 23, 2003;

  •
  up to 5,940,594 shares of our common stock and up to 2,970,297 shares of common stock issuable upon exercise of warrants issued by us in connection with a private placement completed in October 2003; and

  •
  up to 168,252 shares of our common stock and up to 602,992 shares of common stock issuable upon exercise of warrants issued by us to our placement agent in the October 2003 private placement and other service providers for services rendered to us.

        The following table sets forth:

  •
  the names of the selling security holders;

  •
  the numbers of and percentages of shares of our common stock and shares of common stock issuable upon exercise of warrants that the selling security holders beneficially owned as of the date set forth in the table;

  •
  the numbers of shares of our common stock and shares of common stock issuable upon exercise of warrants that may be offered for resale for the account of the selling security holders under this prospectus; and

  •
  the numbers and percentages of shares of our common stock and shares of common stock issuable upon exercise of warrants to be beneficially owned by the selling security holders after the resale of all such securities.

        The numbers of securities in the column "Shares of Common Stock Being Offered," represents all of the shares of common stock that each selling security holder may offer for resale under this prospectus. We do not know how long the selling security holders will hold the securities before selling them or how many shares they will sell.

        This table is prepared solely based on information supplied to us by the listed selling security holders. The applicable percentages of beneficial ownership are based on an aggregate of 40,800,780 shares of our common stock issued and outstanding on October 17, 2003, adjusted as required by rules promulgated by the SEC. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity prior to and after the offering, we deemed outstanding shares of common stock subject to options and shares of common stock subject to warrants held by that person or entity that are currently exercisable or exercisable within 60 days of October 17, 2003. In addition, in computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership before and after the offering, we assumed that the placement agent options to purchase common stock and Class A and Class B warrants exercisable for common stock are exercisable within 60 days of October 17, 2003. For each of the foregoing calculations, however, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Common Stock Beneficially Owned at October 17, 2003			Shares Beneficially Owned After Sale of Common Stock
			Shares of Common Stock Being Offered
Selling Security Holder
	Number	Percent		Number	Percent
Gary Mittleman(1)	59,325	*	8,475	50,850	*
The Brice T. Hall Family Trust(1)	98,871	*	14,124	84,747	*
Meadowbrook Capital Corp. Profit Sharing Plan(1)	157,743	*	28,249	129,494	*
Paul J. Weir(1)	68,249	*	10,000	58,249	*
Reiner Fenske(1)	39,550	*	5,650	33,900	*
Kenneth J. Kosta1(1)	197,743	*	28,249	169,494	*
Walter G. Gans(1)	98,871	*	14,124	84,747	*
Christian Kolster(1)	197,743	*	28,249	169,494	*
Edward J O'Conne11(1)	98,869	*	14,124	84,745	*
Joseph Thomas Alvarez III Trust(1)	88,984	*	12,712	76,272	*
Larry Wasserman(1)	19,775	*	2,825	16,950	*
Eric William Swanson(1)	39,550	*	5,650	33,900	*
Harold S. Gault(1)	90,747	*	6,000	84,747	*
J Edward Shrawder(1)	49,435	*	7,062	42,373	*

Glafam Trust(1)	197,743	*	28,249	169,494	*
Wells Yachts Inc. Pen/Plan DTD 1/1/83, Clinton Wells TTEE(1)	98,869	*	14,124	84,745	*
DCG&T C/F Dennis Deloach IRA RO(1)	49,435	*	7,062	42,373	*
Harold A. Havekotte(1)	39,550	*	5,650	33,900	*
Dennis R. Deloach Jr.(1)	49,435	*	7,062	42,373	*
A. John Goddard Estate Trust dated July 10, 1982(1)	39,550	*	5,650	33,900	*
Shuman Investment Trust(1)	36,900	*	3,000	33,900	*
Maurice & Stacy Gozlan TIE(1)	98,869	*	14,124	84,745	*
Mouton Family Living Trust(1)	98,869	*	14,124	84,745	*
Spencer Trask Private Equity Fund I(1)	1,779,660	4.3%	254,237	1,525,423	3.7%
Spencer Trask Private Equity Fund II(1)	909,608	2.2%	129,944	779,664	1.9%
Spencer Trask Private Equity Accredited Fund III, LLC(1)	790,959	1.9%	112,994	677,965	1.7%
Ralph C. Wintrode Trust dtd May 9, 2001	197,743	*	28,249	169,494	*
James & Catherine Benedict TIC(1)	39,550	*	5,650	33,900	*
Joe N. & Jamie Behrendt Revocable Trust 10/20/96(1)	98,869	*	14,124	84,745	*
Arthur Silverman(1)	33,900	*	5,650	28,250	*
Ronald Knox(1)	19,775	*	2,825	16,950	*
Gerard Fragetti(1)	69,210	*	9,887	59,323	*
Premier Custom Leasing LLC(1)	79,096	*	11,299	67,797	*
Bruce A. Davis MD(1)	59,325	*	8,475	50,850	*
Nancy Sullins(1)	49,435	*	7,062	42,373	*
Delaware Charter Guarantee & Trust CO FBO Jon Goodykoontz IRA(1)	39,550	*	5,650	33,900	*
DCG & T C/F Jack T. Badgett IRA R/O(1)	98,869	*	14,124	84,745	*
Mel Okeon(1)	98,869	*	14,124	84,745	*
Mel Okeon M.D. Med. Corp Profit Sharing Trust(1)	131,498	*	15,000	116,498	*
Robert Hammer(1)	79,094	*	11,299	67,795	*
Arthur G. Cooper(1)	98,869	*	14,124	84,745	*
David M. Gilson(1)	111,697	*	10,000	101,697	*
K & R Negotiation Associates LLC(1)	98,869	*	14,124	84,745	*
Gerald Padwe(1)	98,869	*	14,124	84,745	*
Donald R. DePriest(1)	98,869	*	14,124	84,745	*
Delaware Charter Guarantee & Trust CO. FBO Susan Spongberg(1)	9,887	*	1,412	8,475	*
Mark H. Hurd(1)	31,075	*	2,825	28,250	*
Joe Massey(1)	98,869	*	14,124	84,745	*
J.M.O Colton(1)	114,549	*	15,000	99,549	*
SSS Enterprises, A Partnership(1)	79,096	*	11,299	67,797	*
Don-Wheeler Enterprises, Inc. A Medical Corp.(1)	98,871	*	14,124	84,747	*
Jeffrey Blomstedt & Susan LaScala JTWROS(1)	45,635	*	3,260	42,375	*

DCG & T C/F Scott Leishman IRA Rollover	28,250	*	5,650	22,600	*
Parfina Inv. Inc.(1)	395,307	*	56,391	338,916	*
Matthew A Sutton and Jeanne E Sutton TTEE Matthew A Sutton Rev TR DTD 10/23/02(1)	39,550	*	5,650	33,900	*
Daniel Chestler(1)	197,743	*	28,249	169,494	*
Robert Streett(1)	197,743	*	28,249	169,494	*
Elisha Rothman(1)	197,743	*	28,249	169,494	*
Joseph P. Kazickas(1)	59,325	*	8,475	50,850	*
Charles Nash(1)	59,325	*	8,475	50,850	*
Gus & Karen Nicoloopoulos(1)	65,744	*	4,699	61,045	*
Dr. V.J. L.K. Raju & Dr. Govind A. Raju JTWROS(1)	49,435	*	7,062	42,373	*
John Leisenring	42,375	*	8,475	33,900	*
John J Kealy TTE John J Kealy Trust UA DTD 8/15/96(1)	31,625	*	3,500	28,125	*
William J. Callahan & Joan M. Callahan JTWROS(1)	481,177	1.2%	75,188	405,989	1.0%
Clarence A. Abramson(1)	127,683	*	14,237	113,446	*
Clariden Bank(1)	790,959	1.9%	112,994	677,965	1.7%
Howard Nathel(1)	197,743	*	28,249	169,494	*
Theresa M. Fabiani(1)	88,506	*	3,759	84,747	*
Steven L. Keenan(1)	189,494	*	20,000	169,494	*
Adrian Catalano(1)	23,625	*	1,900	21,725	*
Michael Zimmerman(1)	79,094	*	11,299	67,795	*
Byron C. & Julie L. Hughey Tenants by the Entirety(1)	53,249	*	5,000	48,249	*
DCG & T C/F Robert G. Heidenreich IRA(1)	63,249	*	7,000	56,249	*
Delaware Charter G & T C/F Elizabeth A. Eller IRA(1)	98,871	*	14,124	84,747	*
Delaware Charter G & T FBO Elizabeth H. Bone SEP IRA(1)	28,975	*	2,600	26,375	*
Jonathan Fleisig(1)	395,480	*	56,497	338,983	*
Paul Dembinski	28,250	*	5,650	22,600	*
Larry Pallini(1)	98,869	*	14,124	84,745	*
W. Kentley Jones(1)	197,743	*	28,249	169,494	*
Jack Cardwell(1)	197,743	*	28,249	169,494	*
Barry Shemaria	20,125	*	2,000	18,125	*
Robert Berger T/A Retail Advisory Group(1)	118,644	*	16,949	101,695	*
Intertel & Co.(1)	242,995	*	26,000	216,995	*
David R. Baker(1)	39,550	*	5,650	33,900	*
Michael Karfunkel(1)	593,222	1.4%	84,746	508,476	1.2%
George Karfunkel(1)	593,222	1.4%	84,746	508,476	1.2%
Fred B. Bialek(1)	197,743	*	28,249	169,494	*
Brooke Larsen(1)	49,435	*	7,062	42,373	*
Ezra P. Mager(1)	98,869	*	14,124	84,745	*
Dr. Jan Arnett(1)	296,611	*	42,373	254,238	*

Richard M & Audrey R. Lee Mandell JTWROS(1)	92,247	*	7,500	84,747	*
Kevin P. Conroy(1)	337,995	*	25,000	312,995	*
William D. Barnes(1)	23,800	*	2,500	21,300	*
Joel Barth(1)	39,550	*	5,650	33,900	*
Delaware Charter Guarantee & Trust Co. C/F Peter Grassl IRA(1)	39,550	*	5,650	33,900	*
Medical Venture Management A/S(1)	187,994	*	18,500	169,494	*
James & Deborah Soyak JTWROS(1)	395,480	*	56,497	338,983	*
Delaware Charter G & T FBO Ronald Hutchison IRA	18,800	*	2,500	16,300	*
Louis P. Ferrari(1)	197,743	*	28,249	169,494	*
T.C.R., L.P.(1)	197,743	*	28,249	169,494	*
Fredrik C. Schreuder(1)	375,485	*	36,500	338,985	*
Kings Surgical Specialists: A Medical Corp Profit Sharing Plan & Pension Plan(1)	78,249	*	10,000	68,249	*
Stephen H. Lulla(1)	89,747	*	5,000	84,747	*
Lon Bell(1)	197,743	*	28,249	169,494	*
Cheshire Associates LLC(1)	33,616,530	51.8%	887,444	32,729,086	50.5%
Richard I Kissen C/F Michael S Kissen UTMA CA(1)	50,620	*	14,124	36,496	*
Arun & Meera Kapur TIC(1)	98,869	*	14,124	84,745	*
William E. Dalton(1)	19,775	*	2,825	16,950	*
Jerry Jordan & Julianna Jordan JTWROS(1)	19,775	*	2,825	16,950	*
David Gans(1)	39,550	*	5,650	33,900	*
Tore Bjark	20,269	*	3,000	17,269	*
Paul Chacon(1)	79,096	*	11,299	67,797	*
Otape Investments LLC(1)	562,218	1.4%	70,500	491,718	1.2%
Steven B. Rosner(5)	250,000	*	50,000	200,000	*
Johnathon E. Kahn(1)	250,000	*	50,000	200,000	*
Capital Growth Equity Fund I LLC(1)	262,500	*	92,500	170,000	*
K. V Rajagopalan(1)	35,570	*	3,950	31,620	*
John Higgins(2)	217,378	*	31,054	186,324	*
Donald Farley(2)	53,375	*	7,625	45,750	*
Scott Leishman(2)	38,125	*	5,446	32,679	*
James Benedict(2)	53,375	*	7,625	45,750	*
Paul Latchford(2)	53,375	*	7,625	45,750	*
Jed Trosper(2)(3)	155,910	*	7,625	148,285	*
David DiGiacinto(2)	45,752	*	6,536	39,216	*
Richard Ramlall(2)	45,752	*	6,536	39,216	*
Donna Baselice(2)	22,876	*	3,268	19,608	*
Patrick McGovern(2)	68,628	*	9,804	58,824	*
Danny Zottoli(2)	53,375	*	7,625	45,750	*
Bruno Lerer(2)	53,375	*	7,625	45,750	*
William P. Dioguardi(2)	589,424	1.4%	84,203	505,221	1.2%
Tracy Raich(2)	53,375	*	7,625	45,750	*
David Hochman(2)	437,500	1.1%	62,500	375,000	*

Tom Hutzel(2)	38,125	*	5,446	32,679	*
Ronald Luken(2)	38,125	*	5,446	32,679	*
Charles Murray(2)	55,846	*	7,978	47,868	*
Roger Baumberger(2)	38,125	*	5,446	32,679	*
Samuel Vail(2)	45,752	*	6,536	39,216	*
Heather Donahue(2)	16,124	*	2,303	13,821	*
Joseph Gatti Jr(2)	7,626	*	1,089	6,537	*
Rosemarie Melnichuk(2)	5,029	*	718	4,311	*
Carol Zervoulei(2)	25,207	*	3,601	21,606	*
Todd Harrigan(2)	31,531	*	4,504	27,027	*
Kramer Klabau(2)	10,006	*	1,429	8,577	*
Timothy Herrmann(2)	15,578	*	2,225	13,353	*
Michael Siek(2)	134,256	*	19,179	115,077	*
John Clarke(2)	29,876	*	4,268	25,608	*
Adam Stern(2)	399,993	*	53,091	346,902	*
Douglas Bermingham(2)	51,663	*	7,380	44,283	*
Jason Stewart(2)	11,144	*	1,592	9,552	*
Neil Rubin(2)	10,811	*	1,544	9,267	*
George Tsamutalis(2)	17,342	*	2,477	14,865	*
Scott Schulte(2)	8,323	*	1,189	7,134	*
Richard Mish(2)	498,690	1.2%	71,241	427,449	1.0%
Eric Rubenstein(2)	111,909	*	15,987	95,922	*
Donald Spongberg(2)	260,995	*	37,285	223,710	*
Arnaud de Vienne(2)	19,771	*	2,824	16,947	*
John Heidenreich(2)	15,694	*	2,242	13,452	*
Peak Private Equity AG(2)	99,744	*	14,249	85,495	*
Sherwood International(2)	437	*	62	375	*
Carlos Lezcano(2)	10,874	*	1,553	9,321	*
Allen Snelling(2)	32,182	*	4,597	27,585	*
Kirk Loury(2)	1,869	*	267	1,602	*
Steve Nicholson(2)	6,394	*	913	5,481	*
Matthew Thomas(2)	9,233	*	1,319	7,914	*
Eric Paul(2)	22,876	*	3,268	19,608	*
William Woodfield(2)	38,125	*	5,446	32,679	*
Hazel Myer(2)	52,500	*	7,500	45,000	*
Campell & Flores, LLP	31,914	*	31,914	0	*
iCapital Finance Inc.	4,762	*	4,762	0	*
MRB Investor Relations	129,476	*	129,476	0	*
Rodman & Renshaw, Inc.(4)	494,059	1.2%	494,059	0	*
MidSouth Capital Inc.	2,100	*	2,100	0	*
Cardinal Securities, LLC(4)	100,000	*	100,000	0	*
Alpha Capital AG(5)	334,158	*	334,158	0	*
Bristol Investment Fund, Ltd.(5)	594,060	1.5%	594,060	0	*
Colbart Birnet LP(5)	74,257	*	74,257	0	*
Cohanzick Partners, L.P.(5)	92,822	*	92,822	0	*
Cranshire Capital, L.P.(5)	556,931	1.4%	556,931	0	*
Crescent International Ltd(5)	445,545	1.1%	445,545	0	*

Ellis International Ltd(5)	185,643	*	185,643	0	*
Enable Growth Partners(5)	37,128	*	37,128	0	*
Gabriel Capital, L.P.(5)	92,822	*	92,822	0	*
Gamma Opportunity Capital Partners, LP(5)	111,386	*	111,386	0	*
Gryphon Master Fund, LP(5)	556,931	1.4%	556,931	0	*
Langley Partners, L.P.(5)	705,446	1.7%	705,446	0	*
Magellan International, Limited(5)	519,802	1.3%	519,802	0	*
Omicron Master Trust(5)(6)	742,575	1.8%	742,575	0	*
Platinum Partners Value Arbitrage Fund LP(5)	742,575	1.8%	742,575	0	*
Portside Growth and Opportunity Fund(5)	371,287	*	371,287	0	*
SF Capital Partners Ltd.(5)	371,287	*	371,287	0	*
Silver Oak Investments, Inc.(5)	148,514	*	148,514	0	*
Smithfield Fiduciary LLC(5)	185,643	*	185,643	0	*
Solomon Strategic Holdings, Inc.(5)	185,643	*	185,643	0	*
Spectra Capital Management(5)	371,287	*	371,287	0	*
Stonestreet L.P.(5)	371,287	*	371,287	0	*
The Tail Wind Fund Ltd.(5)	928,218	2.3%	928,218	0	*
TCMP[3] Partners LLP(5)	185,643	*	185,643	0	*
Edward A. Haymes	6,000	*	6,000	0	*
Gerald & Speena Sperling	8,333	*	8,333	0	*
Steve Oliveira	58,333	*	58,333	0	*
Lincoln Associates LLC	9,500	*	9,500	0	*
Garfield Associates LLC	9,500	*	9,500	0	*
Alex Tringas	8,333	*	8,333	0	*
Ark Venture Capital, Inc.	16,666	*	16,666	0	*
Viewtrade Financial(5)	2,500	*	2,500	0	*
CGF Securities, LLC(5)	6,433	*	6,433	0	*

*
Indicates less than one percent (1%).

(1)
The amounts shown include shares of common stock that may be acquired currently or within 60 days after October 17, 2003, through the exercise of Class B Warrants as follows: Gary Mittleman 16,950 shares; The Brice T. Hall Family Trust 28,249 shares; Meadowbrook Capital Corp. Profit Sharing Plan 36,498 shares; Paul J. Weir 15,000 shares; Reiner Fenske 11,300 shares; Kenneth J. Kostal 56,498 shares; Walter G. Gans 28,249 shares; Christian Kolster 56,498 shares; Edward J O'Connell 28,248 shares; Joseph Thomas Alvarez III Trust 25,424 shares; Larry Wasserman 5,650 shares; Eric William Swanson 11,300 shares; Harold S. Gault 28,249 shares; J Edward Shrawder 14,124 shares; Glafam Trust 56,498 shares; Wells Yachts Inc. Pen/Plan DTD 1/1/83, Clinton Wells TTEE 28,248 shares; DCG&T C/F Dennis Deloach IRA RO 14,124 shares; Harold A. Havekotte 11,300 shares; Dennis R. Deloach Jr. 14,124 shares; A. John Goddard Estate Trust dated July 10, 1982 11,300 shares; Shuman Investment Trust 11,300 shares; Maurice & Stacy Gozlan TIE 28,248 shares; Mouton Family Living Trust 28,248 shares; Spencer Trask Private Equity Fund I 508,474 shares; Spencer Trask Private Equity Fund II 259,888 shares; Spencer Trask Private Equity Accredited Fund III, LLC 225,988 shares; Ralph C. Wintrode Trust dtd May 9, 2001 56,498 shares; James & Catherine Benedict TIC 11,300 shares; Joe N. & Jamie Behrendt Revocable Trust 10/20/96 28,248 shares; Arthur Silverman 5,650 shares; Ronald Knox 5,650 shares; Gerard Fragetti 19,774 shares; Premier Custom Leasing LLC 22,599 shares; Bruce A. Davis MD 16,950 shares;

  Nancy Sullins 14,124 shares; Delaware Charter Guarantee & Trust CO FBO Jon Goodykoontz IRA 11,300 shares; DCG & T C/F Jack T. Badgett IRA R/O 28,248 shares; Mel Okeon 28,248 shares; Mel Okeon M.D. Med. Corp Profit Sharing Trust 30,000 shares; Robert Hammer 22,598 shares; Arthur G. Cooper 28,248 shares; David M. Gilson 33,899 shares; K & R Negotiation Associates LLC 28,248 shares; Gerald Padwe 28,248 shares; Donald R. DePriest 28,248 shares; Delaware Charter Guarantee & Trust CO. FBO Susan Spongberg 2,825 shares; Mark H. Hurd 11,300 shares; Joe Massey 28,248 shares; J.M.O Colton 30,000 shares; SSS Enterprises, A Partnership 22,599 shares; Don-Wheeler Enterprises, Inc. A Medical Corp. 28,249 shares; Jeffrey Blomstedt & Susan LaScala JTWROS 14,125 shares; Parfina Inv. Inc. 112,972 shares; Matthew A Sutton and Jeanne E Sutton TTEE Matthew A Sutton Rev TR DTD 10/23/02 11,300 shares; Daniel Chestler 56,498 shares; Robert Streett 56,498 shares; Elisha Rothman 56,498 shares; Joseph P. Kazickas 16,950 shares; Charles Nash 16,950 shares; Gus & Karen Nicoloopoulos 16,398 shares; Dr. V.J. L.K. Raju & Dr. Govind A. Raju JTWROS 14,124 shares; John J Kealy TTE John J Kealy Trust UA DTD 8/15/96 7,000 shares; William J. Callahan & Joan M. Callahan JTWROS 90,000 shares; Clarence A. Abramson 28,474 shares; Clariden Bank 225,988 shares; Howard Nathel 56,498 shares; Theresa M. Fabiani 28,249 shares; Steven L. Keenan 56,498 shares; Adrian Catalano 3,800 shares; Michael Zimmerman 22,598 shares; Byron C. & Julie L. Hughey Tenants by the Entirety 10,000 shares; DCG & T C/F Robert G. Heidenreich IRA 14,000 shares; Delaware Charter G & T C/F Elizabeth A. Eller IRA 28,249 shares; Delaware Charter G & T FBO Elizabeth H. Bone SEP IRA 6,125 shares; Jonathan Fleisig 112,994 shares; Larry Pallini 28,248 shares; W. Kentley Jones 56,498 shares; Jack Cardwell 56,498 shares; Robert Berger T/A Retail Advisory Group 33,898 shares; Intertel & Co. 52,000 shares; David R. Baker 11,300 shares; Michael Karfunkel 169,492 shares; George Karfunkel 169,492 shares; Fred B. Bialek 56,498 shares; Brooke Larsen 14,124 shares; Ezra P. Mager 28,248 shares; Dr. Jan Arnett 84,746 shares; Richard M & Audrey R. Lee Mandell JTWROS 28,249 shares; Kevin P. Conroy 100,000 shares; William D. Barnes 5,000 shares; Joel Barth 11,300 shares; Delaware Charter Guarantee & Trust Co. C/F Peter Grassl IRA 11,300 shares; Medical Venture Management A/S 56,498 shares; James & Deborah Soyak JTWROS 112,994 shares; Louis P. Ferrari 56,498 shares; T.C.R., L.P. 56,498 shares; Fredrik C. Schreuder 112,995 shares; Kings Surgical Specialists: A Medical Corp Profit Sharing Plan & Pension Plan 20,000 shares; Stephen H. Lulla 28,249 shares; Lon Bell 56,498 shares; Cheshire Associates LLC 1,774,888 shares; Richard I Kissen C/F Michael S Kissen UTMA CA. 18,248 shares; Arun & Meera Kapur TIC 28,248 shares; William E. Dalton 5,650 shares; Jerry Jordan & Julianna Jordan JTWROS 5,650 shares; David Gans 11,300 shares; Paul Chacon 22,599 shares; Otape Investments LLC 104,616 shares; Johnathon E. Kahn 100,000 shares; and K. V Rajagopalan 7,900 shares.

(2)
Except as indicated in footnote (3) for Mr. Trosper and for 395,482 shares of common stock beneficially owned by Richard J. Mish, 98,869 shares of common stock beneficially owned by Peak Private Equity AG, 94,146 shares of common stock beneficially owned by Adam K. Stern and 212,500 shares owned by Capital Growth Equity Fund I LLC (of which 112,995 shares, 28,248 shares, 28249 shares and 85,000 shares, respectively, may be acquired currently or within 60 days after October 17, 2003 through the exercise of Class B warrants), all of the shares included in the selling security, all of the shares included in the selling security holders' table are subject to a unit option. Although the selling security holder's unit option is locked-up and may not be exercised until April 4, 2004, the Shares of Common Stock Beneficially Owned and the percentage of ownership before and after the offering include (i) one and one half shares of common stock issuable upon each unit option held by the selling security holder, (ii) one share of common stock issuable upon exercise of each Class A warrant issuable upon exercise of each unit option held by the selling security holder and (iii) one share of common stock issuable upon exercise of each Class B warrant issuable upon exercise of each Class A warrant issuable upon exercise of each unit option held by the selling security holder. The shares of common stock being offered includes one-

  half share of common stock issuable upon exercise of each unit option granted as of October 30, 2003 held by the selling security holder, which option cannot be exercised until April 4, 2004.

(3)
Includes 102,535 shares of common stock that may be acquired currently or within 60 days after October 17, 2003, through the exercise of options.

(4)
All securities listed represent shares of common stock that may be acquired currently or within 60 days after October 17, 2003 through the exercise of warrants.

(5)
The amounts shown include shares of common stock that may be acquired currently or within 60 days after October 17, 2003, through the exercise of warrants as follows: Steven B. Rosner 100,000 shares (held by Mr. Rosner as nominee for SLD Capital Corporation); Alpha Capital AG 111,386 shares; Bristol Investment Fund 198,020 shares; Colbart Birnet LP 24,752 shares; Cohanzick Partners, L.P. 30,941 shares; Cranshire Capital, L.P. 185,644 shares; Crescent International Ltd 148,515 shares; Ellis International Ltd 61,881 shares; Enable Growth Partners 12,376 shares; Gabriel Capital, L.P. 30,941 shares; Gamma Opportunity Capital Partners, LP 37,129 shares; Gryphon Master Fund, LP 185,644 shares; Langley Partners, L.P. 235,149 shares; Magellan International, Limited 173,267 shares; Omicron Master Trust 247,525 shares; Platinum Partners Value Arbitrage Fund LP 247,525 shares; Portside Growth and Opportunity Fund 123,762 shares; SF Capital Partners Ltd. 123,762 shares; Silver Oak Investments, Inc . 49,505 shares; Smithfield Fiduciary LLC 61,881 shares Solomon Strategic Holdings, Inc. 61,881 shares; Spectra Capital Management 123,762 shares; Stonestreet L.P. 123,762 shares; The Tail Wind Fund Ltd. 309,406 shares; TCMP3 Partners LLP 61,881 shares; Viewtrade Financial 2,500 shares; and CGF Securities 6,433 shares.

(6)
Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

        Except for Rodman & Renshaw, Inc., which acted as our placement agent in the October 2003 private placement, and Cheshire Associates and Spencer Trask Ventures, Inc. and any affiliates and/or related persons thereof, there has been, to our knowledge, no material relationship between any of the selling security holders and us in the past three years except for our July 7, 2003 private placement and for obligations which arose out of the agreements dated as of October and December 2002 by and among us and the selling security holders in connection with our private placement of units completed on December 10, 2002.

PLAN OF DISTRIBUTION

        As used in this prospectus, the term "selling security holders" includes donees, pledgees, transferees, assignees or other successors-in-interest selling shares received from a named selling security holder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling security holders may, from time to time, resell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

  •
  block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable stock exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the date of this prospectus;

  •
  broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling security holders may also sell shares under Rule 144 under the Securities Act, if and to the extent available, rather than under this prospectus.

        Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment or supplement to this prospectus amending the list of selling security holders to include pledgees, transferees or other successors in interest as selling security holders under this prospectus.

        Until April 4, 2004, selling security holders that participated in the July 7, 2003 private placements have agreed not to offer, sell, pledge, transfer or otherwise dispose of (a) that number of shares of common stock comprising the units owned by the selling security holder equivalent to the number of Class A warrants the selling security holder elected to exercise on or prior to July 7, 2003, (b) shares of common stock issued to the selling security holder upon exercise of the Class A warrants or (c) the shares of common stock issued as incentive to exercise the Class A warrants except, in each case, in connection with a sale, merger or other disposition approved by our Board of Directors. We may, in our sole discretion, upon written notice to the selling security holders permit the sale or other disposition of such common stock prior to April 4. 2004. In addition, our placement agent's transferees may not exercise their options to purchase common stock and Class A warrants and Class B warrants exercisable for common stock until April 4, 2004. The shares of common stock offered by this prospectus may otherwise be offered from time to time by the selling security holders.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration, or qualification is available and complied with.

        We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        We will not receive any net proceeds from the sale of shares by the selling security holders.

LEGAL MATTERS

        Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California. A member of Pillsbury Winthrop LLP owns 1,106 shares of our common stock and an option to acquire 5,000 shares of our common stock.

EXPERTS

        The consolidated financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding substantial doubt of our ability to continue as a going concern), and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may inspect and copy our registration statement on Form S-3 of which this prospectus is a part, as well as reports, registration statements, proxy and information statements and other information filed by us, at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http://www.sec.gov that contains reports, registration statements, proxy and information statements, and other information regarding registrants, like us, that file electronically.

        The SEC allows us to "incorporate by reference" information in this prospectus and other information that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update, amend and/or replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been resold:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  2.
  The description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on March 30, 1990;

  3.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

  4.
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003; and

  5.
  The description of our Preferred Stock Purchase Rights for Series E Participating Preferred Stock, par value $0.001, set forth in the registration statement on Form 8-A filed with the SEC on March 4, 1992, together with Amendments Nos. 1, 2, 3 and 4 on Form 8-A/A filed with the SEC on December 26, 2001, December 26, 2001, February 21, 2002 and October 28, 2003, respectively.

        If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to: The Immune Response Corporation, 5931 Darwin Court, Carlsbad, California, 92008, Attention: Secretary; or by calling us at (760) 431-7080.

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of The Immune Response Corporation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of The Immune Response Corporation.

THE IMMUNE
RESPONSE
CORPORATION

13,833,814 Shares of
Common Stock

PROSPECTUS

                             , 2003

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated fees and expenses expected to be incurred in connection with the issuance and distribution of the securities being registered:

Registration fee—SEC	$2,575
Printing, duplicating and engraving expenses	$5,000
Legal fees and expenses	$45,000
Accounting fees and expenses	$12,000
Miscellaneous	$2,000
Total	$66,575

        We will bear all of the expenses shown above. All amounts, other than the SEC registration fee, are estimated solely for the purpose of this registration statement.

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Our Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Delaware General Corporation Law provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under a by-law, agreement, vote of security holders or disinterested directors, or otherwise.

        Article VII of our Restated Certificate of Incorporation, as amended, and Article V of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits.

Exhibit Number	Description
5.1*	Opinion of Pillsbury Winthrop LLP
10.1**	Securities Purchase Agreement dated as of October 10, 2003
10.2**	Form of Warrant (included in Exhibit 10.1)
10.3**	Registration Rights Agreement dated as of October 10, 2003
23.1	Consent of BDO Seidman, LLP
23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3) of this Form S-3

*
To be filed by amendment.

**
To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable, and incorporated herein by reference.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        We hereby undertake:

          (1)   To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

          (2)   That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on October 30, 2003.

THE IMMUNE RESPONSE CORPORATION
By:	/s/ JOHN N. BONFIGLIO John N. Bonfiglio Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints John N. Bonfiglio and Michael K. Green, and each of them individually, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, with full powers to each of them, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933 as amended, of securities of the registrant, and to file or cause to be filed the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue thereof, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This Power of Attorney may be executed in counterparts.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated: October 30, 2003	/s/ JOHN N. BONFIGLIO John N. Bonfiglio Chief Executive Officer, Director (Principal Executive Officer)
Dated: October 30, 2003	/s/ MICHAEL K. GREEN Michael K. Green Vice President of Finance, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
Dated: October 30, 2003	/s/ JAMES B. GLAVIN James B. Glavin Chairman of the Board of Directors
Dated: October 30, 2003	/s/ DENNIS J. CARLO Dennis J. Carlo Director
Dated: October 30, 2003	/s/ KEVIN B. KIMBERLIN Kevin B. Kimberlin Director
Dated: October 30, 2003	/s/ MARTYN D. GREENACRE Martyn D. Greenacre Director
Dated: October 30, 2003	/s/ ALAN S. ROSENTHAL Alan S. Rosenthal Director
Dated: October 30, 2003	/s/ JED B. TROSPER Jed B. Trosper Director

EXHIBITS

Exhibit Number	Description
5.1*	Opinion of Pillsbury Winthrop LLP
10.1**	Securities Purchase Agreement dated as of October 10, 2003
10.2**	Form of Warrant (included in Exhibit 10.1)
10.3**	Registration Rights Agreement dated as of October 10, 2003
23.1	Consent of BDO Seidman, LLP
23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3) of this Form S-3

*
To be filed by amendment.

**
To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable, and incorporated herein by reference.

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FORWARD-LOOKING STATEMENTS
RISK FACTORS
DESCRIPTION OF THE CAPITAL STOCK
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
  PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
  EXHIBITS